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                              October 28, 2021

       Sylvester Crawford
       Chief Executive Officer
       GPL Holdings, Inc.
       433 Estudillo Avenue, Suite 206
       San Leandro, CA 94577

                                                        Re: GPL Holdings, Inc.
                                                            Form 10-12G
                                                            Filed October 1,
2021
                                                            File No. 000-56350

       Dear Mr. Crawford:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-12G filed October 1, 2021

       Directors and Executive Officers, page 9

   1.                                                   We note that Mr.
Crawford is currently an officer and director of two other
                                                        companies. Please
indicate the extent to which Mr. Crawford is involved with the other companies and whether
such involvement presents any conflicts of interest with respect to his role with GPL
Holdings, Inc.
       Certain Relationships and Related Transactions, and Director Independence, page 12

   2. You state that there have been no related party transactions or any other transactions or relationships required
to be disclosed. However, we note on page F-1 of your financial statements a loan from
a related party and on page F-7 that the loan was made to the company by your sole
director and officer Mr. Crawford. Please revise your disclosure here to include this
transaction and any similar transactions to date. Refer to Item 7 of
                                                        Form 10 and Item 404(d)
of Regulation S-K.
 Sylvester Crawford
GPL Holdings, Inc.
October 28, 2021
Page 2
General

3. Please be advised that your registration statement will become effective automatically 60 days after initial filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, including the requirements to file Forms 10-K, 10-Q, and 8-K even if comments remain open on the
         Form 10. If the review process has not been completed before the effectiveness date, and you are not required to register pursuant to Section 12(g) of the Exchange Act, you should consider withdrawing the Form 10 registration statement to prevent it from becoming effective and file it again at such time as you are able to respond to any remaining issues or comments.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Howard Efron at 202-551-3439 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Austin Wood at 202-551-5586 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.



FirstName LastNameSylvester Crawford                          Sincerely,
Comapany NameGPL Holdings, Inc.
                                                              Division of
Corporation Finance
October 28, 2021 Page 2                                       Office of Real
Estate & Construction
FirstName LastName